# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lunai Bioworks Inc., CIK 0001527728
CUSIP: 23950E302
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3400 Cottage Way, Suite G2 #32562, Sacramento, California (CA), 95825
Date of event which requires filing of this statement: 05/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002143778

## Reporting persons
- Hansen Hans Christian: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Denmark (G7); sole voting power 0; shared voting power 426,650; sole dispositive power 0; shared dispositive power 426,650; aggregate amount beneficially owned 426,650 (9.4% of the class)
- Hansen5751H ApS: type of reporting person: other (OO); citizenship or place of organization: Denmark (G7); sole voting power 0; shared voting power 426,650; sole dispositive power 0; shared dispositive power 426,650; aggregate amount beneficially owned 426,650 (9.4% of the class)
- Hansen5751V ApS: type of reporting person: other (OO); citizenship or place of organization: Denmark (G7); sole voting power 0; shared voting power 426,650; sole dispositive power 0; shared dispositive power 426,650; aggregate amount beneficially owned 426,650 (9.4% of the class)

## Item 1. Issuer
Name of issuer: Lunai Bioworks Inc.
Address of issuer's principal executive offices: 3400 Cottage Way, Suite G2 #32562, Sacramento, CALIFORNIA, 95825.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Hans Christian Hansen, an individual (?Mr. Hansen?), Hansen5751H ApS (?Hansen5751H?) and Hansen5751V ApS (?Hansen5751V? and, together with Hansen5751H and Mr. Hansen, collectively, the ?Reporting Persons?).

Each of Hansen5751H and Hansen5751V are Denmark private limited liability entities owned and controlled by Mr. Hansen and in such capacity, exercises the sole voting and investment power over the Shares of the Company held for the account of their respective accounts.
Address of principal business office or, if none, residence:
Pr?stemosevej 10B
3480 Fredensborg
Denmark
Citizenship: Mr. Hansen is a citizen of Denmark. Each of Hansen5751H and Hansen5751V are Denmark private limited liability entities.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
All percentages of Shares outstanding contained herein are based on 4,533,890 Shares of the Company issued and outstanding as of May 22, 2026 as disclosed on the Company?s Form 8-K filed with the SEC on May 20, 2026.

(a) Mr. Hansen

As of the date hereof, Mr. Hansen may be deemed to have beneficial ownership of 426,650 Shares, representing 90,600 held by Hansen5751H ApS, 157,800 shares held by Hansen5751V ApS, and 178,250 Shares held by Mr. Hansen directly. The Shares beneficially owned by Mr. Hansen as of the date hereof represent approximately 9.41% of the total outstanding Shares. Mr. Hansen may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 426,650 Shares with Hansen5751H ApS and Hansen5751H ApS.

(b) Hansen5751H ApS

As of the date hereof, Hansen5751H ApS may be deemed to have beneficial ownership of 426,650 Shares, representing 90,600 held directly, 157,800 shares held by Hansen5751V ApS, and 178,250 Shares held by Mr. Hansen. The Shares beneficially owned by Hansen5751H ApS as of the date hereof represent approximately 9.41% of the total outstanding Shares. Hansen5751H ApS may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 426,650 Shares with Mr. Hansen and Hansen 5751V ApS.

(c) Hansen5751V ApS

As of the date hereof, Hansen5751V ApS may be deemed to have beneficial ownership of 426,650 Shares, representing 90,600 held by Hansen 5751H, 157,800 shares held directly, and 178,250 Shares held by Mr. Hansen. The Shares beneficially owned by Hansen5751V ApS as of the date hereof represent approximately 9.41% of the total outstanding Shares. Hansen5751V ApS may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 426,650 Shares with Mr. Hansen and Hansen 5751H ApS.
Percent of class: 9.41%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 426,650
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 426,650

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hansen Hans Christian: /s/ Hans Christian Hansen, Individual (07/17/2026)
- Hansen5751H ApS: /s/ Hans Christian Hansen, Authorized Signatory (07/17/2026)
- Hansen5751V ApS: /s/ Hans Christian Hansen, Authorized Signatory (07/17/2026)